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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

NAVTECH, INC.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

63935 Q 10 0
(CUSIP Number)

Andrew J. Hickey, Esq. Choate, Hall & Stewart LLP Two International Place Boston, Massachusetts 02110 617-248-5267
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 3, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 63935 Q 10 0	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert N. Snyder
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF and BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 150,000
BENEFICIALLY OWNED	8
SHARED VOTING POWER

2,614,709 (consists of (i) 40,000 shares owned by Wyoming Investments Limited Partnership, of which the Reporting Person is a General Partner, and (ii) 2,574,709 shares owned by Cambridge Information Group, Inc., of which the Reporting Person is the controlling stockholder (which consists of 1,299,709 shares of Common Stock, 1,200,000 shares of Common Stock issuable upon conversion of the Series A Convertible Participating Preferred Stock and 75,000 shares of Common Stock issuable upon exercise of the warrants)

BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 150,000
PERSON WITH:	10
SHARED DISPOSITIVE POWER

2,614,709 (consists of (i) 40,000 shares owned by Wyoming Investments Limited Partnership, of which the Reporting Person is a General Partner, and (ii) 2,574,709 shares owned by Cambridge Information Group, Inc., of which the Reporting Person is the controlling stockholder (which consists of 1,299,709 shares of Common Stock, 1,200,000 shares of Common Stock issuable upon conversion of the Series A Convertible Participating Preferred Stock and 75,000 shares of Common Stock issuable upon exercise of the warrants)

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,764,709 (includes (i) 40,000 shares owned by Wyoming Investments Limited Partnership, of which the Reporting Person is a General Partner, and (ii) 2,574,709 shares owned by Cambridge Information Group, Inc., of which the Reporting Person is the controlling stockholder (which consists of 1,299,709 shares of Common Stock, 1,200,000 shares of Common Stock issuable upon conversion of the Series A Convertible Participating Preferred Stock and 75,000 shares of Common Stock issuable upon exercise of the warrants)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.7%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 63935 Q 10 0	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cambridge Information Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, BK and WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES	7
SOLE VOTING POWER

2,574,709 (includes 1,200,000 shares of Common Stock issuable upon conversion of the Series A Convertible Participating Preferred Stock and 75,000 shares of Common Stock issuable upon exercise of the warrants)

BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9
SOLE DISPOSITIVE POWER

2,574,709 (includes 1,200,000 shares of Common Stock issuable upon conversion of the Series A Convertible Participating Preferred Stock and 75,000 shares of Common Stock issuable upon exercise of the warrants)

PERSON WITH:	10	SHARED DISPOSITIVE POWER 0

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,574,709 (includes 1,200,000 shares of Common Stock issuable upon conversion of the Series A Convertible Participating Preferred Stock and 75,000 shares of Common Stock issuable upon exercise of the warrants)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.7%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 63935 Q 10 0	13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andrew M. Snyder
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 53,240
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 53,240
PERSON WITH:	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,240
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 63935 Q 10 0	13D	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Republic Electronics Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 63935 Q 10 0	13D	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Externalis S.A. (f/k/a Finextern S. A.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8
SHARED VOTING POWER

1,258,670 (includes (i) 400,000 shares of Common Stock issuable upon conversion of the Series A Convertible Participating Preferred Stock and (ii) 25,000 shares of Common Stock issuable upon exercise of the warrants)

BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10
SHARED DISPOSITIVE POWER

1,258,670 (includes (i) 400,000 shares of Common Stock issuable upon conversion of the Series A Convertible Participating Preferred Stock and (ii) 25,000 shares of Common Stock issuable upon exercise of the warrants)

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,258,670 (includes (i) 400,000 shares of Common Stock issuable upon conversion of the Series A Convertible Participating Preferred Stock and (ii) 25,000 shares of Common Stock issuable upon exercise of the warrants)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 63935 Q 10 0	13D	Page 7 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alain Mallart
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION French
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8
SHARED VOTING POWER

1,258,670 (consists of shares owned by Externalis S.A., of which Alain Mallart is the controlling shareholder, which includes (i) 400,000 shares of Common Stock issuable upon conversion of the Series A Convertible Participating Preferred Stock and (ii) 25,000 shares of Common Stock issuable upon exercise of the warrants)

BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10
SHARED DISPOSITIVE POWER

1,258,670 (consists of shares owned by Externalis S.A., of which Alain Mallart is the controlling shareholder, which includes (i) 400,000 shares of Common Stock issuable upon conversion of the Series A Convertible Participating Preferred Stock and (ii) 25,000 shares of Common Stock issuable upon exercise of the warrants)

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,258,670 (consists of shares owned by Externalis S.A., of which Alain Mallart is the controlling shareholder, which includes (i) 400,000 shares of Common Stock issuable upon conversion of the Series A Convertible Participating Preferred Stock and (ii) 25,000 shares of Common Stock issuable upon exercise of the warrants)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 63935 Q 10 0	13D	Page 8 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kleber Beauvillain
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES	7	SOLE VOTING POWER 130,000
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 130,000
PERSON WITH:	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 63935 Q 10 0	13D	Page 9 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dorothy English
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES	7	SOLE VOTING POWER 328,958
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 328,958
PERSON WITH:	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 328,958
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON* IN

Item 1.	Security and Issuer.

This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, $0.001 par value per share ("Common Stock"), of Navtech, Inc., a Delaware corporation (the "Issuer"). The principal office of the Issuer is 2340 Garden Road, Suite 102, Monterey, California.

Item 2.	Identity and Background.

(a) - (c), (f)    This Schedule 13D is being jointly filed by each of the following persons (each a "Reporting Person") pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

(i)     Robert N. Snyder, a natural person with a business address at 7200 Wisconsin Avenue, Suite 601, Bethesda, Maryland 20814. Mr. Snyder's principal occupation is Chairman of Cambridge Information Group, Inc. and he is a citizen of the United States of America.

(ii)   Cambridge Information Group, Inc. ("CIG"), a Maryland corporation with a principal business address at 7200 Wisconsin Avenue, Suite 601, Bethesda, Maryland 20814. CIG is in the business of information services, bibliographic publishing and education. Each of the directors and executive officers of CIG is a citizen of the United States of America. The business address of each of its executive officers is CIG, 7200 Wisconsin Avenue, Suite 601, Bethesda, Maryland 20814. The name and title of each executive officer and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted by each executive officer and director of CIG is set forth on Schedule A attached hereto.

(iii)   Andrew M. Snyder, a natural person with a business address at 7200 Wisconsin Avenue, Suite 601, Bethesda, Maryland. Mr. Snyder's principal occupation is President of Cambridge Information Group, Inc. and he is a citizen of the United States of America.

(iv)   Republic Electronics Corporation was formed under the laws of the State of Virginia and the address of its principal business and principal office is 5801 Lee Highway, Arlington, Virginia. Republic Electronics Corporation is in the business of sales and distribution of software and technology products. Each of the directors and executive officers of Republic Electronics Corporation is a citizen of the United States of America. The business address of each of its executive officers is Republic Electronics Corporation, 5801 Lee Highway, Arlington, Virginia. The name and title of each executive officer and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted by each executive officer and director of Republic Electronics Corporation is set forth on Schedule B attached hereto.

(v)   Externalis S.A. (formerly known as Finextern S.A.) is a company formed under the laws of Belgium. The principal place of business and principal office of Externalis S.A. (“Externalis”) and for each of its directors and executive officers is 38 Avenue des Klauwaerts, 1050 Brussels, Belgium. The name, citizenship as well as the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted by each executive officer and director of Externalis is set forth on Schedule C attached hereto.

(vi)      Alain Mallart, a natural person with a business address at 38 Avenue des Klauwaerts, 1050 Brussels, Belgium. Mr. Mallart's principal occupation is Administrateur Delegue of Externalis and he is a citizen of France.

(vii)     Kleber Beauvillain, a natural person with a business address at 68 Avenue Pernety, 75014 Paris, France. Mr. Beauvillain is a citizen of France and is retired.

(viii)     Dorothy English, a natural person with a business address at 175 Columbia Street West, Waterloo, Ontario, Canada. Ms. English is a citizen of Canada and is employed as a senior software developer of the Issuer.

(d)-(e)   Except as set forth on Schedule D, none of the Reporting Persons nor any director or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their signature on this Schedule 13D, each of the Reporting Persons agrees that this Schedule 13D is filed on behalf of such Reporting Person.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act.

Item 3.	Source and Amount of Funds or Other Consideration.

Robert N. Snyder, Andrew M. Snyder, Dorothy English and Kleber Beauvillain used personal funds to purchase the shares of Common Stock they each beneficially own in transactions occurring in the past and not in connection with or in contemplation of the entering into of the Shareholders Agreement described under Item 6 hereunder. Externalis used working capital to purchase the shares of Common Stock beneficially owned by it in transactions occurring in the past and not in connection with or in contemplation of the entering into of the Shareholders Agreement described under Item 6 hereunder. CIG used working capital to purchase certain shares of Common Stock beneficially owned by it and also received shares of Common Stock from Robert N. Snyder as partial repayment of a loan from CIG to Robert Snyder in transactions occurring in the past and not in connection with or in contemplation of the entering into of the Shareholders Agreement described under Item 6 hereunder. Externalis used working capital to purchase shares of Series A Convertible Participating Preferred Stock in a transaction occurring in the past. At the time of its purchase of the Series A Convertible Participating Preferred Stock, Externalis received warrants to purchase shares of Common Stock for no additional consideration. CIG used borrowed money to purchase shares of Series A Convertible Participating Preferred Stock in a transaction occurring in the past. At the time of its purchase of the Series A Convertible Participating Preferred Stock, CIG received warrants to purchase shares of Common Stock for no additional consideration.

Item 4.	Purpose of Transaction.

Each of the Reporting Persons has acquired the shares of Common Stock, Series A Convertible Participating Preferred Stock and/or warrants beneficially owned by it, him or her for investment purposes. Subject to and depending upon the availability of prices deemed favorable by the Reporting Person and an evaluation of alternative investments and other factors, the Reporting Persons may choose to purchase additional shares of Common Stock, Series A Convertible Participating Preferred Stock and/or warrants from time to time in the open market, in privately negotiated transactions with third parties, or otherwise. In addition, depending upon prevailing conditions, the Reporting Person may determine to dispose of shares of Common Stock, Series A Convertible Participating Preferred Stock and/or warrants held by, it, him or her in the open market, in privately negotiated transactions with third parties, or otherwise.

All of the Reporting Persons other than CIG entered into a Shareholders Agreement, dated as of March 4, 2005, relating to the 2,525,868 shares of Common Stock collectively beneficially owned by them (the "Shareholders Agreement"). CIG executed an Agreement and Consent to Join in and Be Bound by the Shareholders Agreement Among Certain Shareholders of Navtech, Inc. on August 2, 2005. See Item 6 hereunder for a detailed description of the Shareholders Agreement. Other than in connection with the voting arrangements and restrictions on transfer provisions contained in the Shareholders' Agreement, the Reporting Persons presently do not have plans that would relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any material change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)
As of April 19, 2006, each of the Reporting Persons named in Item 2 beneficially owned the aggregate number and percentage of the shares of Common Stock (including shares of Common Stock issuable upon (i) conversion of the Series A Convertible Participating Preferred Stock, (ii) exercise of the warrants and (iii) exercise of options which vest within 60 days following April 19, 2006) set forth below.

Reporting Person	No. of Shares	Percent of Class
Robert N. Snyder	2,764,709(1)	44.7%
Cambridge Information Group, Inc.	2,574,709	41.7%
Externalis S.A	1,258,670	23.6%
Alain Mallart	1,258,670	23.6%
Dorothy English	328,958	6.7%
Kleber Beauvillain	130,000	2.7%
Andrew M. Snyder	53,240	1.1%
Republic Electronics Corp.	0	0.0%

(1)	The number of shares reported as owned by Robert Snyder includes 2,574,709 shares owned by CIG, of which Robert Snyder is the controlling stockholder.

(b)
Each of the Reporting Persons has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of the shares listed under Item 5(a), except Robert Snyder, CIG and Externalis. Mr. Robert N. Snyder shares the power to vote and to dispose 40,000 shares of Common Stock with Wyoming Investments Limited Partnership (“Wyoming”). Mr. Robert N. Snyder is a General Partner of Wyoming. Wyoming is organized under the laws of the State of Delaware and its business address as well as the business address of each partner is 7200 Wisconsin Ave., #601, Bethesda, Maryland 20814. None of the partners of Wyoming have, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws. Mr. Snyder also shares the power to vote and to dispose of an aggregate of 2,574,709 shares of CIG, consisting of 1,299,709 shares of Common Stock, 1,200,000 shares of Series A Convertible Participating Preferred Stock and 75,000 warrants to purchase shares of Common Stock. Mr. Snyder is a controlling stockholder of CIG. CIG is organized under the laws of Maryland and its business address is 7200 Wisconsin Ave., #601, Bethesda, Maryland 20814. CIG and Mr. Snyder have not, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws. Externalis shares the power to vote and to dispose of an aggregate of 1,258,670 shares with Mr. Alain Mallart, consisting of 833,670 shares of Common Stock, 400,000 shares of Series A Convertible Participating Preferred Stock and 25,000 warrants to purchase shares of Common Stock. Mr. Mallart is a controlling stockholder of Externalis. Externalis was organized under the laws of Belgium and its business address as well as the business address of Mr. Mallart is 38 Avenue des Klauwaerts, 1050 Brussels, Belgium. Mr. Mallart is a citizen of France. Mr. Mallart has not, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(c)
CIG purchased 153,333 shares of Common Stock and Externalis purchased 125,000 shares of Common Stock, each at a price of $3.00 per share, pursuant to a Stock Purchase Agreement by and among CIG, Externalis, ABRY Mezzanine Partners, L.P., Michael W. Ueltzen and Republic Electronics Corporation on April 3, 2006. CIG purchased an additional 20,000 shares of Common Stock and Externalis purchased an additional 10,000 shares of Common Stock, each at a price of $3.00 per share, pursuant to a Stock Purchase Agreement by and among CIG, Externalis and Dorothy English on April 5, 2006. Except for the preceding transactions, the Reporting Persons have not acquired or sold any shares of Common Stock in open market transactions during the 60 day period ended as of April 3, 2006.

(d)
No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock owned beneficially by any of the Reporting Persons.

(e)	Not applicable.

The percentage ownership for each Reporting Person as of April 19, 2006 is calculated by dividing (a) the total number of shares beneficially owned by the stockholder by (b) 4,904,640 shares (the number of shares of the Issuer's Common Stock outstanding on February 28, 2006 as disclosed in the Issuer's Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on March 17, 2006 for the fiscal quarter ended January 31, 2006) plus any shares acquirable (including stock options or warrants exercisable or Series A Participating Preferred Stock convertible) by that stockholder within 60 days after April 19, 2006. The number of shares of common stock beneficially owned by each stockholder includes any shares over which that stockholder has or shares voting or investing power, plus any shares that the stockholder has the right to acquire within 60 days, including through the exercise of stock options or warrants or the conversion of Series A Convertible Participating Preferred Stock.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

All of the Reporting Persons other than CIG entered into a Shareholders Agreement, dated as of March 4, 2005, in order to establish certain voting arrangements and restrictions of transfer regarding 2,525,868 shares of Common Stock subject to the Shareholders Agreement. On August 2, 2005, CIG signed an Agreement and Consent to Join In and Be Bound by the Shareholders Agreement Among Certain Shareholders of Navtech, Inc. (“Joinder Agreement”) in connection with 750,000 shares of Common Stock that it acquired from Robert Snyder. Pursuant to the terms of the Shareholders Agreement, the Reporting Persons are entitled to a right of first refusal in the event of the sale of any of the shares subject to the Shareholders Agreement and the Reporting Persons have also agreed, subject to limited exception, to vote in favor of the election to the Issuer's board of directors of those persons nominated to serve as directors by the Issuer's board of directors. A copy of the Shareholders Agreement was filed as Exhibit A to Schedule 13D/A filed by the Reporting Persons on March 16, 2005. A copy of the Joinder Agreement was filed as Exhibit B to Schedule 13D/A filed by the Reporting Person on March 16, 2006.

CIG and Robert Snyder entered into a Stock Purchase Agreement dated June 3, 2005 pursuant to which Robert Snyder sold 750,000 shares of Common Stock to CIG at a price of $2.50 per share, with the purchase price applied as partial repayment of a loan from CIG to Robert Snyder.

Externalis and CIG entered into a Series A Convertible Participating Preferred Stock and Warrant Purchase Agreement on November 22, 2005 pursuant to which (i) Externalis purchased 400,000 shares of Series A Convertible Participating Preferred Stock at a price of $2.50 per share and received 25,000 warrants to purchase shares of Common Stock for no additional consideration and (ii) CIG purchased 1,200,000 shares of Series A Convertible Participating Preferred Stock at a price of $2.50 per share and received 75,000 warrants to purchase shares of Common Stock for no additional consideration.

CIG purchased an additional 376,376 shares of Common Stock from John Bethanis for $2.90 per share pursuant to a Stock Purchase Agreement dated March 24, 2006 between CIG and John Bethanis.

Externalis and CIG entered into a Stock Purchase Agreement with ABRY Mezzanine Partners, L.P., Michael W. Ueltzen and Republic Electronics Corporation on April 3, 2006 pursuant to which (i) CIG purchased an additional 153,333 shares of Common Stock at a price of $3.00 per share and (ii) Externalis purchased an additional 125,000 shares of Common Stock at a price of $3.00 per share.

Externalis and CIG entered into a Stock Purchase Agreement with Dorothy English on April 5, 2006 pursuant to which (i) CIG purchased an additional 20,000 shares of Common Stock at a price of $3.00 per share and (ii) Externalis purchased an additional 10,000 shares of Common Stock at a price of $3.00 per share.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A
Shareholders Agreement, dated as of March 4, 2005, by and among Robert N. Snyder, Externalis S.A. (f/k/a Finextern S.A), Dorothy English, Republic Electronics Corp., Kleber Beauvillain and Andrew M. Snyder (filed as Exhibit A to Schedule 13D/A previously filed by the Reporting Persons with the Securities and Exchange Commission on March 16, 2005 (File No. 005-39203) and incorporated herein by reference).

Exhibit B
Agreement and Consent to Join In and Be Bound by the Shareholders Agreement Among Certain Shareholders of Navtech, Inc. executed by CIG on August 2, 2005 (filed as Exhibit B to Schedule 13D/A previously filed by the Reporting Persons with the Securities and Exchange Commission on March 16, 2006 (File No. 005-39203) and incorporated herein by reference).

SIGNATURES

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D/A is true, complete and correct.

Date:    April 19, 2006

/s/ Dorothy English	/s/ Robert N. Snyder
Dorothy English	Robert N. Snyder

*	/s/ Andrew M. Snyder
Kleber Beauvillain	Andrew M. Snyder

/s/ Alain Mallart
Alain Mallart

Externalis S.A.	Republic Electronics Corporation
By: /s/ Alain Mallart	By: /s/ Michael W. Ueltzen
Name: Alain Mallart Title: Administrator Delegue	Name: Michael W. Ueltzen Title: President and CEO

Cambridge Information Group, Inc.
By: /s/ Andrew M. Snyder
Name: Andrew M. Snyder Title: President

*By: /s/ Gordon Heard
Gordon Heard, Attorney in Fact

SCHEDULE A -- CAMBRIDGE INFORMATION GROUP, INC.

Executive Officers:

Name/Address	Title

Robert N. Snyder	Chairman
7200 Wisconsin Avenue, Suite 601
Bethesda, Maryland 20814-4890
James P. McGinty	Vice Chairman
7200 Wisconsin Avenue, Suite 601
Bethesda, Maryland 20814-4890
Andrew M. Snyder	President
7200 Wisconsin Avenue, Suite 601
Bethesda, Maryland 20814-4890
Barbara G. Inkellis	Vice President and Secretary
7200 Wisconsin Avenue, Suite 601
Bethesda, Maryland 20814-4890

Directors:

Name/Address	Occupation/Employment

L. Judith Snyder	Director of Cambridge Information Group, Inc.
7200 Wisconsin Avenue, Suite 601
Bethesda, Maryland 20814-4890
Robert N. Snyder 7200 Wisconsin Avenue, Suite 601	Chairman and director of Cambridge Information Group, Inc.
Bethesda, Maryland 20814-4890

SCHEDULE B -- REPUBLIC ELECTRONICS CORPORATION

Executive Officers:

Name/Address	Title

Michael W. Ueltzen	President & CEO
24680 Germania Lane
Aldie, VA 20105

Robert R. Rissland	Executive VP
9309 Leigh Mill Ct.
Great Falls, VA 22066

Hank Fallek	Senior VP & Director of Engineering
8442 Makall Road
Saint Leonard, MD 20685

Howard Seal	CFO
5207 Kimanna Drive
Centreville, VA 20120

George Tyler	VP & Corporate Secretary
2656 Quincy Adams Drive
Herndon, VA 20171

Jay Atapour	VP Components Division
11396 Fairway Drive
Reston, VA 20190

Directors:

Name/Address	Occupation/Employment

See above; the above listed officers
also act as directors.

SCHEDULE C -- EXTERNALIS S.A.

Executive Officers:

Name	Title	Citizenship

Alain Mallart	Administrateur Delegue	France
38 Avenue des Klauwaerts
1050 Brussels, Belgium
Directors:

Name	Occupation/Employment	Citizenship

Alain Mallart	Administrateur Delegue of	France
38 Avenue des Klauwaerts	Externalis S.A.
1050 Brussels, Belgium

Danute Krichtopayteete	Commercial manager of	France
38 Avenue des Klauwaerts	Externalis S.A.
1050 Brussels, Belgium

Benoit Graulich	Director	Belgium
Meiskensstraat 33	Externalis S.A.
1851 Grimbergen, Belgium

Francoise Macq Avenue A.J. Siegers 373 1200 Brussels, Belgium	Consultant Externalis S.A.	Belgium

SCHEDULE D -- Criminal and Civil Proceedings

None.

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D/A need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Navtech, Inc.

Date:   April 19, 2006

/s/ Dorothy English	/s/ Robert N. Snyder
Dorothy English	Robert N. Snyder

*	/s/ Andrew M. Snyder
Kleber Beauvillain	Andrew M. Snyder

/s/ Alain Mallart
Alain Mallart

Externalis S.A.	Republic Electronics Corporation
By: /s/ Alain Mallart	By: /s/ Michael W. Ueltzen
Name: Alain Mallart Title: Administrator Delegue	Name: Michael W. Ueltzen Title: President and CEO

Cambridge Information Group, Inc.
By: /s/ Andrew M. Snyder
Name: Andrew M. Snyder Title: President

*By: /s/ Gordon Heard
Gordon Heard, Attorney in Fact